EXHIBIT 99.B4(h)

WAIVER OF WITHDRAWAL CHARGES RIDER

This rider is made a part of the policy to which it is attached. This benefit is available for both partial withdrawals and full policy surrenders and is subject to all the provisions of this rider and this policy.

BENEFIT – We agree to waive the withdrawal charges described in the policy in the event that an Annuitant:

1.	is confined to a Nursing Home or Hospital, or enrolled in a Hospice Care Program, subject to the conditions in the Confinement Provision below;

2.	is diagnosed by a Physician as having a Terminal Illness, subject to the conditions in the Terminal Illness Provision below; or

3.	is diagnosed with a Total Disability, subject to the conditions in the Total Disability Provision below.

We will waive only the withdrawal charges which are applicable to Purchase Payments received prior to the date the first Confinement or Total Disability began, or the date of diagnosis of Terminal Illness.

DEFINITIONS –

Confinement means admitted as an inpatient to a Nursing Home or Hospital, or enrolled in a Hospice Care Program as defined below.

Hospice Care Program means a coordinated program of medical and other health services provided by a duly licensed hospice and in which such services are provided by someone other than the Owner of the Policy, the Annuitant, or a member of the Owner’s or Annuitant’s family.

Hospital means a facility which:

1.	is licensed and operates pursuant to law;

2.	operates primarily for the care and treatment of sick or injured persons as inpatients for a charge;

3.	provides 24 hour nursing service under the supervision of a Registered Nurse;

4.	is supervised by a staff of licensed Physicians; and

5.	has medical, diagnostic and major surgical facilities or has access to such facility.

Nursing Home means a duly licensed facility providing skilled nursing care under the supervision of a duly licensed Physician.

Physician means an individual who is licensed to practice medicine and treat illness or injury in the state in which treatment is received and who is acting within the scope of that license. Physician does not include (a) the Annuitant; (b) any person who lives with the Annuitant; or (c) a member of the Annuitant’s immediate family.

Terminal Illness means an imminent death expected as a result of a noncorrectable medical condition that is diagnosed by a Physician:

1.	on or after the policy date and while this policy and rider are in force; and

2.	with reasonable medical certainty that the death of the Annuitant will occur within 12 months from the date of the Physician’s statement.

Total Disability means that the Annuitant, as a result of bodily injury or disease, is unable to work at any occupation for which the Annuitant is qualified by education, training or experience, with due regard to the Annuitant’s vocation and earnings prior to disability.

Total Disability also means the complete and irrevocable loss of sight in both eyes, loss of the use of both hands or both feet, or one hand and one foot.

CONFINEMENT PROVISION – We agree to waive the withdrawal charges described in the policy in the event the Annuitant is confined to a Nursing Home or Hospital, or enrolled in a Hospice Care Program, provided that:

1.	this policy was in force at least one year at the time the Confinement began;

2.	the Annuitant was Age 75 or younger on the policy date;

3.	the Annuitant has been continuously confined for at least 60 days;

4.	we receive written notice and satisfactory Proof of Confinement, as described below;

5.	the Hospital or Nursing Home in which the Annuitant is confined is as described in Definitions above; and

6.	such Confinement was recommended by a Physician due to an injury, sickness, or disease.

VAWR

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Confinements Not Covered – This rider does not cover the following Confinements:

1.	Confinement in a community living center or a place that primarily provides domiciliary, residency, or retirement care;

2.	Confinement in a facility primarily used for the treatment of mental disease or disorders, drug addiction, or alcoholism; or

3.	Confinement due to intentionally self-inflicted injuries.

Proof of Confinement - Written notice and satisfactory Proof of the Annuitant’s Confinement in a Hospital or Nursing Home or enrollment in a Hospice Care Program means a bill or statement from the facility or program showing the dates of Confinement. This notice must be received by us within 90 days after Confinement ends.

TERMINAL ILLNESS PROVISION – We agree to waive the withdrawal charges described in the policy in the event the Annuitant is diagnosed with a Terminal Illness, provided that we receive due Proof of Terminal Illness as described below.

Proof of Terminal Illness – Written proof of the Annuitant’s Terminal Illness must be received by us within 90 days after the date of diagnosis. This Proof must include a properly completed Claim Form and a written Physician’s statement signed by the Physician, in a form acceptable to us. We may request additional medical information from the Physician submitting the statement.

TOTAL DISABILITY PROVISION – We agree to waive the withdrawal charges described in the policy while the Annuitant is Totally Disabled provided that:

1.	we receive due Proof of Total Disability of the Annuitant, as described below;

2.	the Total Disability has existed continuously for at least six months;

3.	this rider and the policy are in force at the time Total Disability begins; and

4.	the Policy Anniversary nearest the Annuitant’s 60th birthday has not passed at the time Total Disability begins.

Proof of Total Disability – Before any withdrawal, we must receive written Proof of Total Disability at our Home Office. This Proof must include a written Physician’s statement signed by the Physician, in a form acceptable to us. We may request additional medical information from the Physician submitting the statement.

Total Disability Risks Not Covered – No withdrawal charge will be waived if Total Disability results from an intentionally self-inflicted injury.

TERMINATION – This rider will terminate on the earlier of the date the policy is surrendered, terminated, or exchanged, or when all policy value has been withdrawn to make annuity payments.

UNITED INVESTORS LIFE INSURANCE COMPANY

Secretary                                                      President

VAWR